**MAGFAST, LLC**
**FINANCIAL STATEMENTS**
**(WITH INDEPENDENT AUDITOR'S REPORT)**
**FOR THE YEARS ENDED**
**DECEMBER 31, 2022 AND 2021**



**MAGFAST, LLC**
**FINANCIAL STATEMENTS**
**TABLE OF CONTENTS**
**FOR THE YEARS ENDED**
**DECEMBER 31, 2022 AND 2021**



# INDEPENDENT AUDITOR'S REPORT

To the Members
MAGFAST, LLC
Cornwall-on-Hudson, NY

## Opinion

We have audited the accompanying financial statements of MAGFAST, LLC (the Company), which comprise the balance sheets as of December 31, 2022 and 2021 and the related statements of operations and members' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAGFAST, LLC as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

## Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of MAGFAST, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about MAGFAST, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

## Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a



# INDEPENDENT AUDITOR'S REPORT, CONTINUED

**Auditor's Responsibilities for the Audit of the Financial Statements, Continued**

substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of MAGFAST, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about MAGFAST, LLC's ability to continue as a going concern for a reasonable period of time.

**Emphasis of Matter Regarding Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has suffered recurring losses from operations, requires additional capital for its contemplated business activities to take place, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Galleros Robinson

Galleros Robinson
Certified Public Accountants
New York, NY
April 18, 2024

# MAGFAST, LLC
## BALANCE SHEETS
## DECEMBER 31, 2022 AND 2021

|  | | 2022 | | 2021 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current Assets** | | | | |
| Cash | $ | 1,102,966 | $ | 2,662,369 |
| Inventory | | 84,926 | | - |
| Prepaid Expenses | | 1,772,977 | | 892,133 |
| Loans to Member | | 25,000 | | - |
| Merchant Processor Held Reserves | | 854,188 | | 817,751 |
| **Total Current Assets** | | **3,840,057** | | **4,372,253** |
| | | | | |
| **Other Assets** | | | | |
| Website Costs, Net of Accumulated Amortization of $898,183 and 584,310, Respectively | | 567,446 | | 491,697 |
| Patents and Trademark, Net of Accumulated Amortization of $7,674 and $0, Respectively | | 164,070 | | 115,105 |
| **Total Other Assets** | | **731,516** | | **606,802** |
| **Total Assets** | **$** | **4,571,573** | **$** | **4,979,055** |
| | | | | |
| **LIABILITIES AND MEMBERS' DEFICIT** | | | | |
| | | | | |
| **Current Liabilities** | | | | |
| Accounts Payable and Accrued Expenses | $ | 388,182 | $ | 398,327 |
| Merchant Loan Payable, Net of Unamortized Debt Issuance Costs of $12,900 and $0, Respectively | | 107,690 | | - |
| Notes Payable, Including Accrued Interest Expense of $61,900 and $62,500, Respectively | | 125,484 | | 127,084 |
| Customer Advance Payments | | 13,757,976 | | 13,087,096 |
| **Total Current Liabilities** | | **14,379,332** | | **13,612,507** |
| **Total Liabilities** | | **14,379,332** | | **13,612,507** |
| Members' Deficit | | (9,807,759) | | (8,633,452) |
| **Total Liabilities and Members' Deficit** | **$** | **4,571,573** | **$** | **4,979,055** |

*The accompanying notes are an integral part of the financial statements.*

# MAGFAST, LLC
## STATEMENTS OF OPERATIONS AND MEMBERS' DEFICIT
## FOR THE YEARS ENDED
## DECEMBER 31, 2022 AND 2021

|  | 2022 | 2021 |
|---|---|---|
| Revenue | $ 1,063,544 | $ - |
| Cost of Goods Sold | 716,521 | - |
| **Gross Profit** | **347,023** | **-** |
| **Operating Expenses** | | |
| Advertising and Promotion | 1,094,764 | 2,027,483 |
| Professional Fees | 1,028,047 | 537,109 |
| Research and Product Development Costs | 770,915 | 838,129 |
| Credit Card Processing Fees | 108,695 | 190,291 |
| Customer Servies Fees | 202,944 | 173,352 |
| Office Expense | 78,641 | 56,381 |
| General and Administrative | 83,175 | 193,258 |
| Amortization | 321,547 | 252,643 |
| **Total Operating Expenses** | **3,688,728** | **4,268,646** |
| **Loss from Operations** | **(3,341,705)** | **(4,268,646)** |
| **Other Income (Expense)** | | |
| Other Income | 33,323 | - |
| Interest Income | 6,755 | 745 |
| Interest Expense | (4,300) | - |
| **Total Other Income (Expense)** | **35,778** | **745** |
| **Net Loss** | **(3,305,927)** | **(4,267,901)** |
| Members' Deficit - Beginning | (8,633,452) | (7,574,389) |
| Capital Contributions, Net of Fees | 2,131,620 | 3,208,838 |
| **Members' Deficit - Ending** | **$ (9,807,759)** | **$ (8,633,452)** |

*The accompanying notes are an integral part of the financial statements.*

## MAGFAST, LLC
## STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED
## DECEMBER 31, 2022 AND 2021

|  | 2022 | 2021 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net Loss | $ (3,305,927) | $ (4,267,901) |
| **Adjustments to Reconcile Net Loss to Net Cash Used** | | |
| **by Operating Activities** | | |
| Amortization | 321,547 | 252,643 |
| Amortization of debt issuance costs included in interest expense | 4,300 | - |
| **Changes in Assets and Liabilities** | | |
| Merchant Processor Held Reserves | (36,437) | 72,980 |
| Inventory | (84,926) | - |
| Prepaid Expenses | (855,844) | (890,721) |
| Accounts Payable and Accrued Expenses | (10,145) | 204,315 |
| Customer Advance Payments | 670,880 | 2,949,906 |
| **Net Cash Used by Operating Activities** | **(3,296,552)** | **(1,678,778)** |
| | | |
| **Cash Flows from Investing Activities** | | |
| Patents and Trademark | (56,639) | (115,105) |
| Website Development Costs | (389,622) | (402,809) |
| Loans to Member | (25,000) | - |
| **Net Cash Used by Investing Activities** | **(496,261)** | **(517,914)** |
| | | |
| **Cash Flows from Financing Activities** | | |
| Proceeds Provided by Merchant Loan | 107,500 | - |
| Repayment of Merchant Loan | (4,110) | - |
| Capital Contributions, Net of Fees | 2,131,620 | 3,208,838 |
| **Net Cash Provided by Financing Activities** | **2,233,410** | **3,208,838** |
| | | |
| **Net (Decrease) Increase in Cash** | **(1,559,403)** | **1,012,146** |
| Cash - Beginning of Period | 2,662,369 | 1,650,223 |
| **Cash - End of Period** | **$ 1,102,966** | **$ 2,662,369** |
| | | |
| **Supplemental Disclosures:** | | |
| Cash Paid for Interest | $ 4,300 | $ - |
| Cash Paid for Income Taxes | $ - | $ - |

*The accompanying notes are an integral part of the financial statements.*

## NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

### Organization

MAGFAST, LLC (the "Company") is a Delaware limited liability company formed on October 3, 2017. The Company's headquarters are located in Cornwall-on-Hudson, New York. The Company was created with the transfer of the assets and liabilities of a company (MAGFAST LLC (NY), subsequently Mischievous LLC) owned by the two founding members of the Company, and the continuation of that company's operational business (the MAGFAST Business) as part of a Contribution and Assumption Agreement dated October 15, 2017.

In accordance with the Company's operating agreement, until the first taxable year that the Company realizes net taxable income, all net losses of the Company shall be allocated to Mischievous LLC. Beginning in the first taxable year that the Company realizes net taxable income, all such net taxable income shall be allocated to Mischievous LLC until the aggregate net taxable income allocated to Mischievous LLC equals the aggregate losses allocated to Mischievous LLC under the preceding sentence.

The Company's principal operations is the design, manufacturing, and sale of a line of magnetized battery powered chargers for mobile devices along with other electronic products (the Products). Activity to date has been limited to the development and marketing of the Products, the generation of pre-sales of the Products, and some initial sales of the Products. The Company also has raised capital, and is in the process of raising additional capital to support the completion of its development activities and the sale of the Products.

The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the Company's current technology before another company develops similar technology.

### Going Concern

The financial statements of the Company have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time. The Company had recorded total cumulative customer advance payments for prepaid sales amounts received from customers for the Products of $13,757,976 and $13,087,096, respectively, at December 31, 2022 and 2021, which are recorded as a liability on the Company's Balance Sheet and will not be recognized as revenue until the Products have shipped and title to the Products has passed. Despite the Company fulfilling the liability and generating revenue of $1,063,544 in 2022, the Company had incurred a net loss of $3,339,250 and $4,267,901 for the years ended December 31, 2022 and 2021, respectively. The Company had incurred a total accumulated deficit of $9,841,082 as of December 31, 2022 and requires additional capital for its contemplated business activities to take place. The Company plans to raise additional capital to carry out its business plan.

## NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS (CONTINUED)

### Going Concern (Continued)

The Company's ability to raise additional capital through future equity and debt securities issuances is unknown. Obtaining additional financing, the successful development of the Company's contemplated plan of operations, and its transition, ultimately, to profitable operations are necessary for the Company to continue business. The ability to successfully resolve these factors raises substantial doubt about the Company's ability to continue as a going concern. The financial statements of the Company do not include any adjustments that may result from the outcome of the uncertainties.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP")

### Use of Estimates and Assumptions

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets, and revenues and expenses for the periods then ended. Actual results may differ significantly from those estimates.

### Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of nine months or less when acquired to be cash equivalents. The Company places its cash with a high credit quality financial institution. The Company's accounts at this institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with bank balances exceeding the FDIC insurance limit on interest bearing accounts, the Company evaluates at least annually the rating of the financial institution in which it holds deposits. The Company held no cash equivalents on December 31, 2022 and 2021.

### Inventories

Inventories, consisting of finished goods priced at the lower of cost or market using the first-in, first-out (FIFO) method. Cost is determined by the average cost method. Market represents the lower of replacement cost or estimated net realizable value.

**NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

<u>Fair Value of Financial Instruments</u>

The Company follows Accounting Standards Codification ("ASC") 820, "Fair Value Measurements and Disclosures" ("ASC 820"), for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that requires the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board's ("FASB") accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The carrying amounts reported in the balance sheets for cash, prepaid expenses, merchant processor held reserves, website costs, patents and trademark, accounts payable and accrued expenses, and customer advance payments approximate their estimated fair market values based on the short-term maturity of these instruments. The carrying amounts of the notes payable and customer advance payments at December 31, 2022 and 2021 approximate their respective fair values based on the Company's incremental borrowing rate.

<u>Patents and Trademark</u>

The patents and the trademark are stated at cost and amortized over useful lives for 15 years. The Company evaluates the remaining useful lives of the patents and the trademark on each reporting period for impairment to determine whether events and circumstances continue to support the useful lives. There was no impairment of patents and the trademark for the years ended December 31, 2022 and 2021.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Website Costs

The Website costs are capitalized and amortized over a period of 36 months. For the year ended December 31, 2022 and 2021 amortization expense was $313,873 and $252,643, respectively.

### Impairment of Long-Lived Assets

Long-lived assets include website costs and the patents and the trademark. In the event that facts and circumstances indicate that these assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with these assets would be compared to the assets' carrying amount to determine if a write-down to market value or discounted cash flow value is required. There was no impairment of long-lived assets for the years ended December 31, 2022 and 2021.

### Income Taxes

The Company is taxed as a partnership for federal income tax purposes and, thus no federal and state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to its members and reported on their individual tax returns. Pursuant to accounting guidance concerning a provision for uncertain income tax provisions in ASC 740-10, there are no uncertain income tax provisions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

### Revenue Recognition and Customer Advance Payments

The Company follows Financial Accounting Standards Board ("FASB") Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606).

Topic 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company sells mobile devices and other electronic products to individual customers (online). There is only one single performance obligation to deliver the Products. Revenue is recognized at a point in time once the Company has determined that the customer has obtained control over the Products. Control is typically deemed to have been transferred to the customer when the Products are shipped through common carrier.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Revenue Recognition and Customer Advance Payments (Continued)

Revenue is recorded at the transaction price net of estimates of variable consideration, which may include product returns or other credits.

Revenue is recognized net of any sales taxes collected, which are subsequently remitted to the appropriate taxing authorities. The Company treats its transportation costs (shipping and handling) as fulfillment costs and not as a separate performance obligation. The Company generally provides free shipping within the United States but does charge shipping on international orders.

Customer advance payments represents prepaid sales amounts received from customers for the Products. They are recorded as a liability and will not be recognized as revenue until the Products have shipped and title to the Products has passed.

### Research and Product Development Costs

Research and product development costs are expensed as incurred. These costs include professional fees and other costs related to development of the Products. The Company incurred $770,915 and $838,129, respectively, in research and product development costs for the years ended December 31, 2022 and 2021.

### Related Party Transactions

Parties are considered to be related to the Company if the parties directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal members of the Company, its management, members of the immediate families of principal members of the Company and its management and other parties with which the Company may deal where one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions. All transactions shall be recorded at fair value of the goods or services exchanged or loans incurred with the related parties.

Property purchased from a related party is recorded at the cost to the related party and any payment to or on behalf of the related party in excess of the cost is reflected as compensation or distribution to related parties depending on the transaction.

### NOTE 3 – LOANS TO MEMBER

Loans to member represents cash advances to a member of the Company. The loans were of 0% interest rate and were due on demand. The balance in the accounts were $25,000 and $0 at December 31, 2022 and 2021, respectively.

## NOTE 4 – MERCHANT PROCESSOR HELD RESERVES

Cash from merchant processor held reserves represents funds held in several merchant accounts as a reserve against possible future customer disputes or charge backs. The balance in the accounts were $854,188 and $817,751 at December 31, 2022 and 2021, respectively.

## NOTE 5 – PATENTS AND TRADEMARK COSTS

The Company's products are high-tech and sold internationally. To secure intellectual property rights, the Company incurred legal and registration expense, and filing fees to establish the trade brand. For the years ended December 31, 2022 and 2021, the company capitalized $56,639 and $115,105, respectively, as patents and trademark costs.

The amortization expense of patents and trademarks for the years ended December 31, 2022 and 2021 was $7,674 and $0, respectively.

## NOTE 6 – PAYMENTS TO RELATED PARTIES

The Company paid $229,110 and $169,064, respectively, to the managing members of MAGFAST LLC (NY), for the years ended December 31, 2022 and 2021. These amounts are included as part of "professional fees" in the Statements of Operations and Members' Deficit.

## NOTE 7 – NOTES PAYABLE

Notes payable represents a total of $63,584 of individual notes. The note holders will be entitled to 5% of the revenue, including pre-sales, of the Company for four years or until each note holder has received a multiple of the amount lent as shown in the table below as full payment for the total amount due to the note holders:

| Total Loan | Loan Multiple |
|---|---|
| $500 - $2,499 | 1.6× |
| $2,500 - $4,999 | 2.0× |
| $5,000 - $25,000 | 2.1× |

On October 17, 2022, an investor withdrew their individual note for $1,000, plus accrued interest of $600 for a total of $1,600, and was also refunded with the full amount of their customer advance payment. The total amount payable to the note holders was $125,484, and $127,084, respectively, at December 31, 2022 and 2021. The amount due at December 31, 2022 and 2021, respectively, included $61,900 and $62,500, which represented the excess amount due over the original note amounts totaling $63,584 and $64,584, respectively, based upon the above loan multiples times the individual loan amounts. As of the date of the auditor's report no payments have been made on these notes.

## NOTE 8 – MERCHANT LOAN PAYABLE

In December, 2022, the Company received the proceeds of a $124,700 loan, less $17,200 in financing costs, from WebBank. The loan was part of the Shopify merchant loan system, which charges a processing fee at 13.79% of the loan amount and requires daily payments of 17% of the gross sales. The loan was refinanced and paid off on March 31, 2023 with a new loan of $355,950, less $40,950 in financing costs. The balance due on December 31, 2022 and 2021 including accrued interest less unamortized debt issuance costs was $107,690 and $0, respectively. Amortization of debt issuance costs included in interest expense was $4,300 and $0, respectively, for the year ended December 31, 2022 and 2021. The loan is secured by the Company's cash, receivables, inventory and intangible assets.

## NOTE 9 – EQUITY TRANSACTIONS

In December 2021, the Company raised $3,374,175 less a fee of $165,337 (4.9% of capital raised) for net proceeds of $3,208,838 from approximately 3,000 individual investors as part of a crowdfunding campaign. 237,117 units were sold at a per unit price of $14.23.

In 2022, the Company raised $2,241,451 less a fee of $109,831 (4.9% of capital raised) for net proceeds of $2,131,620 from approximately 3,600 individual investors as part of a crowdfunding campaign. 147,853 units were sold at a per unit price of $15.16.

## NOTE 10 – COMMITMENTS AND CONTINGENCIES

*Manufacturing Agreement With Related Party*

On July 15, 2017, MAGFAST LLC (NY) entered into an exclusive agreement with a third party to design and manufacture MAGFAST products. MAGFAST LLC (NY) has assigned this agreement to the Company as part of its acquisition of the assets and liabilities by the Company.

In accordance with the agreement, the Company agrees to purchase from the third party, and the third party agrees to sell to the Company at a price of 10% over the third party's gross FOB cost per unit.

All purchase orders submitted to the third party shall be in writing and shall describe and specify the quantity of products ordered. The Company agrees, as terms of sale, to provide a 30% non-refundable deposit for inventory upon placement of any purchase order, and the balance due prior to the specified shipping date of finished goods in the purchase order. The agreement is for five years with automatic one-year renewals unless terminated per the terms of the contract.

## NOTE 10 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

*License Agreement with Related Party*

On October 20, 2017, and as later amended on November 13, 2017, the Company entered into an exclusive license agreement with MAGFAST LLC (NY) for the use of trademarks, customer lists, website, and patents related to the MAGFAST Business. In consideration of this license, the Company was to pay MAGFAST LLC (NY) a license fee equal to seven and-one-half percent (7.5%) of the net sales price of MAGFAST products that use licensed material. The initial term of the license was for five years, with automatic annual renewals so long as the license fee provided was not less than $100,000 per quarter, and the Company had materially complied with all the material terms of this Agreement.

On March 18, 2020, MAGFAST LLC (NY) changed its name to Mischievous LLC (Mischievous). On August 30, 2020, the Company and Mischievous revised the above then existing licensing agreement. Under the terms of this revised licensing agreement the Company has the exclusive right, license and privilege to the Products in connection with their sale, offer for sale, or manufacture. The license under the agreement is royalty free and its term shall be perpetual, both subject to the Company's compliance with all of the material terms of the agreement. Mischievous may terminate the agreement in the event that the Company fails to register sales of at least $750,000 in any calendar year after 2021, and in the event the Company violates any covenants in the agreement.

## NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 18, 2024, the date the financial statements were available to be issued.

Except for events previously disclosed in the notes to the financial statements, below are subsequent events disclosures:

From February 2023 to May 2023, the Company raised $922,241 less a fee of $45,190 (4.9% of capital raised) for net proceeds of $877,051 as part of a crowdfunding campaign. 59,270 units were sold at a per unit price of $15.56.

On April 1, 2023, the Company received proceeds of $355,950, less $40,950 in financing costs from the Shopify merchant loan system. The loan required daily payments of 17% of the gross sales. The loan was paid off on December 27, 2023.

On November 28, 2023, the Company received proceeds of $531,000 less $61,000 in financing costs from Shopify merchant loan system. The loan requires daily payments of 17% of the gross sales.